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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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FORM 6-K

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Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of October 2020

Commission File Number: 001-15102

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Embraer S.A.

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Av. Brigadeiro Faria Lima, 2170

12227-901 São José dos Campos, São Paulo, Brazil

(Address of principal executive offices)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Embraer Delivers Seven Commercial and 21 Executive Jets in 3Q20

São José dos Campos - Brazil, October 20, 2020 – Embraer (NYSE: ERJ; B3: BOVESPA: EMBR3) delivered a total of 28 jets in the third quarter of 2020, of which seven were commercial aircraft and 21 were executive jets (19 light and 2 large). As of September 30, the firm order backlog totaled USD 15.1 billion. See details below:

Deliveries by Segment	3Q20	2020
Commercial Aviation	**7**	**16**
EMBRAER 175 (E175)	6	11
EMBRAER 190 (E190)	1	1
EMBRAER 190-E2 (E190-E2)	-	3
EMBRAER 195-E2 (E190-E2)	-	1
Executive Aviation	**21**	**43**
Phenom 100	3	5
Phenom 300	16	28
Light Jets	**19**	**33**
Legacy 650	-	1
Praetor 500	2	4
Praetor 600	-	5
Large Jets	**2**	**10**
TOTAL	**28**	**59**

During the 3Q, Embraer Executive Jets reached the milestone of the 250th business jet in operation in Latin America with the delivery of a Phenom 100EV and a Phenom 300E to two separate Brazilian customers. In the same period, Embraer Executive Jets delivered the first Phenom 300E with the new Bossa Nova interior to Joe Howley, co-founder of Patient Airlift Services (PALS).

Also in the third quarter, Helvetic Airways signed a commitment to convert four of their remaining firm orders to the larger E195-E2 aircraft. The original order, for 12 E190-E2s with purchase rights for a further 12, and conversion rights to E195-E2, was announced in September 2018. Embraer has so far delivered five E190-E2s to Helvetic Airways, and all deliveries of the remaining seven aircraft, including the four E195-E2s, will be completed before the end of 2021. In addition, during the period Bamboo Airways, from Vietnam, received and started operations with two first generation used E195 aircraft.

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About Embraer

A global aerospace company headquartered in Brazil, Embraer has businesses in Commercial and Executive aviation, Defense & Security and Agricultural Aviation. The company designs, develops, manufactures and markets aircraft and systems, providing Services & Support to customers after-sales.

Since it was founded in 1969, Embraer has delivered more than 8,000 aircraft. On average, about every 10 seconds an aircraft manufactured by Embraer takes off somewhere in the world, transporting over 145 million passengers a year.

Embraer is the leading manufacturer of commercial jets up to 150 seats and the main exporter of high value-added goods in Brazil. The company maintains industrial units, offices, service and parts distribution centers, among other activities, across the Americas, Africa, Asia and Europe.

Customer (Country)	Firm Orders	Delivered	Firm Order Backlog
EMBRAER 190	**568**	**565**	**3**
Aero Republica (Colombia)	5	5	-
Aeromexico (Mexico)	12	12	-
Air Astana (Kazakhstan)	2	2	-
Air Canada (Canada)	45	45	-
Air Caraibes (Guadalupe)	1	1	-
Air Lease (USA)	23	23	-
Air Moldova (Moldavia)	1	1	-
Augsburg (Germany)	2	2	-
Austral (Argentina)	22	22	-
AZAL (Azerbaijan)	4	4	-
Azul (Brazil)	5	5	-
BA CityFlyer (UK)	9	9	-
BOC Aviation (Singapore)	14	14	-
China Southern (China)	20	20	-
CIAF (Egypt)	3	-	3
CIT (USA)	7	7	-
Conviasa (Venezuela)	16	16	-
Copa (Panama)	15	15	-
Dniproavia (Ukraine)	5	5	-
ECC Leasing (Ireland)	1	1	-
Finnair (Finland)	12	12	-
GECAS (USA)	27	27	-
Guizhou / Colorful (China)	9	9	-
Hainan (China)	50	50	-
Hebei (China)	6	6	-
JAL (Japan)	14	14	-
JetBlue (USA)	64	64	-
Kenya Airways (Kenya)	10	10	-
KLM (The Netherlands)	26	26	-
KunPeng (China)	5	5	-
LAM (Mozambique)	2	2	-
Lufthansa (Germany)	9	9	-
M1 Travel (Lebanon)	8	8	-
NAC / Aldus (Ireland)	21	21	-
NAC / Jetscape (USA)	9	9	-
NAS Air (Saudi Arabia)	3	3	-
NIKI (Austria)	7	7	-
Regional (France)	10	10	-
Republic (USA)	2	2	-
Taca (El Salvador)	11	11	-
TAME (Ecuador)	3	3	-
TRIP (Brazil)	3	3	-
US Airways (USA)	25	25	-
Virgin Australia (Australia)	18	18	-
Virgin Nigeria (Nigeria)	2	2	-

Customer (Country)	Firm Orders	Delivered	Firm Order Backlog
EMBRAER 195	**172**	**172**	**-**
Arkia (Israel)	1	1	-
Aurigny (Guernsey)	1	1	-
Azul (Brazil)	59	59	-
Belavia (Belarus)	4	4	-
BOC Aviation (Singapore)	1	1	-
Flybe (UK)	14	14	-
GECAS (USA)	12	12	-
Globalia (Spanish)	12	12	-
Hainan (China)	20	20	-
LOT Polish (Poland)	4	4	-
Lufthansa (Germany)	34	34	-
Montenegro (Montenegro)	1	1	-
NAC / Aldus (Ireland)	4	4	-
NAC / Jetscape (USA)	2	2	-
Royal Jordanian (Jordan)	2	2	-
Trip (Brazil)	1	1	-

Customer (Country)	Firm Orders	Delivered	Firm Order Backlog
Embraer 190-E2	**22**	**14**	**8**
Aercap (Ireland)	5	5	-
Air Kiribati (Kiribati)	2	1	1
Aircastle (USA)	2	-	2
Congo Airways (Congo)	2	-	2
Helvetic (Switzerland)	8	5	3
Wideroe (Norway)	3	3	-

Customer (Country)	Firm Orders	Delivered	Firm Order Backlog
Embraer 195-E2	**151**	**8**	**143**
Aercap (Ireland)	45	5	40
Air Peace (Nigeria)	13	-	13
Aircastle (USA)	23	-	23
Azul (Brazil)	51	-	51
Binter Canarias (Spain)	5	3	2
Helvetic (Switzerland)	4	-	4
ICBC (China)	10	-	10

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 20, 2020

Embraer S.A.

By:	/s/ Antonio Carlos Garcia
	Name:	Antonio Carlos Garcia
	Title:	Executive Vice President of Finance and Investor Relations